Mail Stop 6010

February 20, 2007

Mr. Thomas W. Powell
Chief Executive Officer
Powell Industries, Inc.
8550 Mosley Drive
Houston, TX   77075-1180

      Re: **Powell Industries, Inc.**
             Form 10-K for the 11 month transition period ended September 30, 2006
             Filed December 8, 2006
             File No. 1-12488

Dear Mr. Powell:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the 11-month Transition Period ended September 30, 2006

Note D. Acquisition, page 40

1.   We note your disclosure that the estimates used to determine the amounts assigned to intangible assets for the Power/Vac acquisition and the amounts assigned to property, plant and equipment for the S&I acquisition are based on independent appraisals. Please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to identify the appraisal firm in the "Experts" section and include its consent in the registration statement. If true, you may revise the disclosure in future filings to clearly indicate that management is responsible for the valuation and that management considered a number of factors when estimating fair value. In this regard, you should discuss the specific factors that management considered when estimating fair value.

- Switchgear & Instrumentation Limited ("S&I"), page 41

2.   We note your disclosure on page 43 that prior to the acquisition, S&I accounted for its revenue contracts on the completed contract method. We note that you now account for these contracts on a percentage of completion basis. Please explain to us how you considered the change in revenue recognition in your purchase accounting. Discuss whether you recorded deferred revenues and deferred costs at the acquisition date and if so, how you determined the amounts to record.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Branch Chief